mm

08027363

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report
Form X-17A-5
Part III

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
~~8-30177~~
66999

Report For the Period Beginning January 1, 2007 (MM/DD/YY) **and Ending** December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

Key Investment Services LLC

Official Use Only
31-4300906
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Lawrence E. Martin, Chief Financial Officer — (216) 813-6034
(Area Code—Telephone Number)

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

0802-0916571

JD
3/14/08

OATH OR AFFIRMATION

I, **Lawrence E. Martin** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Key Investment Services LLC** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

JOANN DETZEL
Notary Public, State of Ohio
My Commission Expires June 14, 2010

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

For the period from January 1, 2007 through December 31, 2007

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Lawrence E. Martin
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6034

0802-0916571

Key Investment Services LLC

Financial Statements and Schedule

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Key Investment Services LLC

We have audited the accompanying statement of assets, liabilities and member's interest of Key Investment Services LLC as of December 31, 2007, and the related statements of income, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
/s/ Ernst & Young LLP

February 25, 2008

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2007

Assets	
Cash and cash equivalents	$ 18,589,171
Receivable from brokers and dealers	1,411,417
Prepaid expenses	1,135,246
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $178,517	188,166
Other investments	122,449
Other assets	913,537
Total assets	$ 22,359,986
Liabilities and member's interest	
Liabilities:	
Accrued compensation	$ 3,731,501
Accounts payable, accrued expenses and other liabilities	6,296,605
Total liabilities	10,028,106
Member's interest	12,331,880
Total liabilities and member's interest	$ 22,359,986

See notes to financial statements.

Key Investment Services LLC

Statement of Income

Year Ended December 31, 2007

Revenues	
Commissions	$ 53,578,919
Principal transactions	890,704
Interest and dividends	327,616
Other	1,906,768
	56,704,007
Expenses	
Employee compensation and benefits	32,005,670
Communications	804,999
Occupancy and equipment	4,748,794
Promotion and development	1,896,732
Floor brokerage and clearance	3,205,934
Taxes, other than income taxes	57,570
Management fee paid to affiliate	21,500
Other operating expenses	746,838
	43,488,087
Income before income taxes	13,215,920
Provision (benefit) for income taxes:	
Federal:	
Current	4,690,455
Deferred	(178,363)
State and local:	
Current	531,852
Deferred	(22,617)
	5,021,327
Net increase in member's interest resulting from operations	$ 8,194,593

See notes to financial statements.

0802-0916571

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2007

Balance at January 1, 2007	$ 4,137,287
Net increase in member's interest from operations	8,194,593
Balance at December 31, 2007	$ 12,331,880

See notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net increase in member's interest resulting from operations	$ 8,194,593
Adjustments to reconcile net increase in member's interest resulting from operations to net cash provided by operating activities:	
Depreciation and amortization	113,708
Deferred compensation	55,662
Deferred income taxes	(200,980)
Changes in operating assets and liabilities:	
Decrease in receivable from brokers and dealers	1,753,817
Increase in other investments	(122,449)
Increase in other receivables	(128)
Increase in prepaid expenses	(511,715)
Increase in other assets	(366,865)
Increase in accrued compensation	1,030,786
Increase in accounts payable, accrued expenses and other liabilities	4,887,498
Net cash provided by operating activities	14,833,927
Investing activities	
Net decrease in furniture, equipment and leasehold improvements	(90,726)
Financing activities	
Increase in payables from affiliates	171,404
Increase in cash and cash equivalents	14,914,605
Cash and cash equivalents at beginning of fiscal year	3,674,566
Cash and cash equivalents at end of fiscal year	$ 18,589,171

See notes to financial statements.

1. Organization

Key Investment Services LLC (the "Company"), is an Ohio limited liability company whose sole member is KeyBank National Association (the "Bank"), which in turn is a wholly-owned subsidiary of KeyCorp (the "Parent'). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA (formerly NASD) granted approval on November 17, 2005. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products and life insurance contracts.

The Company cleared its securities transactions on a fully disclosed basis through KeyBanc Capital Markets Inc., a wholly-owned subsidiary of the Parent, for the period January 1, 2007 through November 16, 2007. As of November 17, 2007, the Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Cash and cash equivalents represent cash in banks and excess cash investments in short term instruments.

Furniture, equipment and leasehold improvements, which consist mainly of furniture, fixtures and office equipment, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which vary from 3 to 5 years.

Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing the revenue and expenses on a settlement date basis, rather than on a trade date basis.

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Services include clearing, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. Charges from affiliates for 2007 were:

Floor brokerage and clearance	$ 2,737,626
Occupancy and equipment	3,900,076
Management fee	21,500

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions are recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation were adopted by the Company on January 1, 2007. The Company was required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. Upon adoption, there were no adjustments required.

4. Income Taxes (Continued)

The difference between income taxes and the amounted computed by applying the statutory Federal tax rate of 35% to income before taxes is as follows:

Expected income tax at U.S. statutory tax rate (35%)	$ 4,625,572
State taxes	331,003
Disallowed meals and entertainment	64,752
Income tax expense	$ 5,021,327

The deferred income tax expense (benefit) for the year ended December 31, 2007, consists of the following:

Employee compensation accruals	$ (218,381)
Depreciation and amortization	6,107
State taxes	29,949
Other	(18,655)
Total deferred tax expense	$ (200,980)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2007 are as follows:

Employee compensation accruals	$ 391,572
Depreciation	2,141
State taxes	(7,979)
Other	57,201
Total net deferred tax assets	$ 442,935

No cash was paid to the Parent for income taxes during the year ended December 31, 2007.

5. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2007, the minimum amount required was approximately $250,000. At December 31, 2007, the Company's net capital and aggregate indebtedness to net capital ratio was $9,555,660 and 1.06 to 1, respectively.

7. Employee Benefit Plans

Employees of the Company are covered under a 401(K) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. For the year ended December 31, 2007, the Company's contribution expense was $ 1,016,262.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a noncontributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2007 was $2,310,223.

Supplementary Information

Pursuant to Rule 17a-5 of The

Securities Exchange Act Of 1934

December 31, 2007

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2007

Net capital		
Total member's interest		$ 12,331,880
Deduct member's equity not allowable for net capital		–
Total member's equity qualified for net capital		12,331,880
Deductions and other charges:		
Nonallowable assets:		
Receivable from brokers and dealers	$ (409,727)	
Prepaid expenses	(1,135,246)	
Furniture, equipment and leasehold improvements	(188,166)	
Other assets	(713,537)	
		(2,446,676)
Haircuts on securities		(329,544)
Net capital		$ 9,555,660
Aggregate indebtedness – items included in statement of financial condition:		
Liabilities		$ 10,028,106
Minimum net capital requirement		$ 668,540
Minimum dollar requirement		$ 250,000
Net capital requirement		668,540
Excess net capital		$ 8,887,120

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between computation above and the corresponding computation included in the unaudited FOCUS report, Form X-17a5, Part II, filed as of January 15, 2008.

See accompanying Report of Independent Registered Public Accounting Firm.

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See accompanying Report of Independent Registered Public Accounting Firm.

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Key Investment Services LLC

In planning and performing our audit of the financial statements of Key Investment Services LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
/s/ Ernst & Young LLP

February 25, 2008

END